August 8, 2007

MAIL STOP 3561

via U.S. mail and facsimile

James G. Reindl, Chief Executive Officer
Techprecision Corporation
One Bella Drive
Westmenster, MA

Re: Techprecision Corporation
     Form SB-2, Amendment 3 filed July 6, 2007
     File No. 333-133509
     1934 Act Forms:
     8-K's dated 2-08-07, 2-20-07 and 6-26-07;
     10-QSB filed 12-14-07 for the Quarter Ended 12-31-06;
     10-KSB/A filed 6-15-07 for Year Ended 3-31-06;
     10-QSB/A filed 6-15-07 for the Quarter Ended 6-30-06;
     10-QSB/A filed 6-15-07 for the Quarter Ended 9-30-06;
     10-QSB/A filed 6-15-07 for the Quarter Ended 12-31-06; and
     10-KSB initial filing on 7-02-07 for Year Ended 3-31-07
     File No. 0-51378

Dear Mr. Reindl:

    We have the following comments on your filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment four of our letter dated January 19, 2007. Please file on EDGAR a marked copy with each amendment reflecting the changes made in that amendment.

Prospectus Summary, page 3

2. We note your response to comment seven of our letter dated January 19, 2007. It appears that since six months have passed from the issuance of the warrants they may be subject to the cashless exercise provisions. Provide clear disclosure if true, that the warrant holders may utilize cashless exercise of the warrants at any point prior to the effectiveness of the registration statement. Lastly, update as of the most recent practicable date the amount of warrants subject to this registration statement that have elected cashless exercise or that have indicated they will elect cashless exercise prior to effectiveness of the registration statement.

3. We note that you indicate you have 10,049,000 shares of common stock outstanding. The principal shareholders table seems to reflect over 11 million shares held by affiliates. If individuals held in the table are deemed the beneficial owners of the same shares or if any of the amount reflected in the table relates to warrants or other securities that reflect the right to acquire common stock, please clearly reflect in a footnote to the principal stockholders table.

Risk Factors, page 8

4. The prior risk factor relating to the bankruptcy of your predecessor would appear to still be a material risk, especially in light of the net income for only the recent fiscal year and the increased costs to the company upon its commencement as a reporting company, as clearly indicated in the risk factors section. Therefore, please add back the risk factor relating to the bankruptcy of your predecessor and discuss in greater detail the potential risk to your business. Add back disclosure throughout the prospectus – for example the MD&A and business sections.

5. Revise the last risk factor on page 10 to clearly discuss the past delays and postponements on specific contracts, as had been discussed in earlier amendments. Also, revise the risk factor to reflect the risk associated with postponements and delays, rather than the general statement currently listed.

MD&A, page 22

6. We note your response to comment 17 of our letter dated January 19, 2007. Please describe in detail what is covered by the limited guarantee. In addition, we note that the appraisal was provided by Avery Associates. Clarify any relationship between Avery Associates and the individuals participating in the

purchase of your facilities. Lastly, it appears that the short term loan has been refinanced. Clarify whether the limited guarantee or any other similar provisions continued or were added as part of the refinancing. We may have further comment.

Business, page 37

7. We note the following statement on page 38: "We are one of two companies currently capable of machining one-piece aluminum domes to close tolerance specifications." Disclose the basis for your assertion. We may have further comment.

8. We note the disclosure that in February 2007 you settled certain claims against the escrow fund. Disclose the claims that resulted in the settlement and discuss the impact it has had or may have upon operations, as relevant.

Environmental Compliance, page 40

9. In light of the environmental concerns, consider adding a risk factor. Add disclosure throughout the prospectus – in particular in the summary and the MD&A. Also, disclose the remediation costs through the most recent financial statements, March 31, 2007.

10. On page 41, please disclose whether or not you have resolved all matters regarding the environmental conditions in the vicinity of the metal chip bins.

11. Disclose the date the action was instituted. Also, explain the statement that the company will "vigorously consent the claimed penalty."

12. We note the confidential treatment for portions of two purchase orders. The request for confidential treatment will be reviewed and comments will be issued separately.

13. We reissue comment 25 of our letter dated January 19, 2007. The discussion of environmental compliance focuses on the non-compliance problems that the company has been made aware of, rather than discussing the cost and effects of compliance with these laws. For example, clarify whether you have ongoing costs associated with environmental laws and whether material changes in these costs are likely to change as a result of the problems identified in this section.

Executive Compensation, page 45

14. Disclose the dollar amount reflected in all other compensation for 2007 for Mr. Reindl that relates to payments under the management agreement to

Techprecision LLC. Provide clear disclosure consistent with Item 402(b)(2)(ix) of Regulation S-B.

Recent Sales of Unregistered Securities, page II-2

15. We reissue comment 34 of our letter dated January 19, 2007. Discuss the sophistication of the investors in each transaction, other than the February 24, 2006 transaction where you clearly state the investors are accredited investors.

Consolidated Financial Statements

General

16. Please provide a current accountant's consent in any amendment and note the updating requirements of Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, F-2

17. We note the third paragraph of the audit report refers to your financial position as of March 31, 2006. Please revise to provide an audited balance sheet for that date or advise your auditors to revise their report accordingly.

Consolidated Statement of Cash Flows, F-6

18. Tell us about your purpose of including the notation "do you need a separate line item for payment of mortgage loan since we have a line item for the mortgage loan" as disclosed in your cash flows from financing activities or remove such statement.

Exhibits

19. We note the reference on page 13 to the amended registration rights agreement. Please file this amended agreement as an exhibit and provide clear disclosure of the material terms of the amendment in the prospectus.

20. We reissue comment 37 of our letter dated January 19, 2007. Revise the legality opinion to state the number of securities being registered for resale and upon which counsel opines.

Exchange Act Filings

21. Revise the Form 10-KSB for the year ended March 31, 2007 to conform to the applicable changes to the Form SB-2.

James G. Reindl
Techprecision Corporation
August 8, 2007
Page 5

Sarbanes-Oxley Section 302 Certifications

22. Please confirm that, in all future Exchange Act filings, you will refer to your "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4c of your Sarbanes-Oxley Section 302 Certifications.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Asher S. Levitsky, Esq.
By facsimile to (212) 930-9725